SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
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October 18, 2007
Kyle E. Mofatt, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
MAIL STOP 3720

Re:	Liberator Medical Holdings, Inc. Item 4.01 Form 8-K Filed September 29, as amended October 4, 2007 File No. 000-05663
Dear Mr. Mofatt:
Liberator Medical Holdings, Inc., has today filed an Amendment to its Current Report on 8-K filed September 25, 2007. The Amendment makes changes to the original and amended filings which conform to your comment letter dated October 11, 2007. The following paragraphs correspond to the numbering system of your letter of October 11, 2007:
1. The resignation of Child Van Wagoner & Bradshaw, PLLC, and the engagement of Wieseneck Andres & Company, P.A., are described in paragraph A of Item 4.01. The resignation of Wieseneck Andres & Company, P.A., and the engagement of Berenfeld, Spritzer, Shechter & Sheer are described in paragraph B of Item 4.01.
2. Paragraph A states that Child Van Wagoner & Bradshaw, PLLC, was dismissed on August 20, 2007.
3. See the response made in the preceding paragraph.

Kyle E. Mofatt, Accountant Branch Chief
Division of Corporation Finance
October 18, 2007

4. The Amendment filed today clarifies that Child Van Wagoner & Bradshaw, PLLC, was engaged as of May 8, 2007.
5. The third paragraph of paragraph A provides the information required by paragraph (a)(2) of Item 304 of Regulation S-B.
6. The Amendment states that Wieseneck Andres & Company, P.A., resigned.
7. We have previously filed as Exhibit 16.2 the letter of Wieseneck Andres & Company, P.A., dated September 28, 2007. As set forth in the instant Amendment, we have asked Wieseneck Andres & Company, P.A., for a confirming letter which addresses the information set forth in the Amendment.
Very truly yours,

Jonathan L. Shepard
JLS/bjp
cc: Michael Henderson